Via Facsimile and U.S. Mail
Mail Stop 6010

January 29, 2008

Mr. Geoffrey P. Kempler
Chief Executive Officer
Prana Biotechnology Limited
Level 2
369 Royal Parade
Parkville, Victoria 3052
Australia

> **Re:** **Prana Biotechnology Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Form 20-F/A for the Fiscal Year Ended June 30, 2006**
> **File No. 0-49843**

Dear Mr. Kempler:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief